UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2025

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

57/63 Line Wall Road

Gibraltar GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

In connection with the successful completion of the plan of arrangement pursuant to which OpenDeal Inc. (d/b/a Republic) (“Republic”) acquired, through a wholly-owned subsidiary, all of the issued and outstanding common shares, other than those shares already owned by Republic, of The INX Digital Company, Inc., INX Limited disclosed on its website that the per token amount to be distributed to INX Token holders is $0.24145; this amount is based on 142,152,674.50 INX Tokens in circulation. Distribution of this amount will begin on or before November 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: November 12, 2025	By:	/s/ Shy Datika
Shy Datika
President and CEO

2